707 Cayman Holdings Ltd

5/F., AIA Financial Centre

712 Prince Edward Road East

San Po Kong, Kowloon, Hong Kong

September 5, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Alyssa Wall

Re:	707 Cayman Holdings Ltd (the “Company”)
Amendment No. 3 to Draft Registration Statement on Form F-1
CIK No. 0002018222

Ladies and Gentlemen:

We have set forth below responses to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of August 23, 2024 with respect to the Company’s Draft Registration Statement, as noted above.

For your convenience, the text of the Staff’s comment is set forth below in italics, followed by the Company’s response. Please note that all references to page numbers in the responses are references to the page numbers in F-1 to the Registration Statement submitted concurrently with the submission of this letter in response to the Staff’s comment.

Draft Registration Statement submitted August,5, 2024

General

1.	We note your revised disclosure pursuant to comment 2 and reissue in part. Please revise the resale prospectus cover page to discuss your status as a controlled company:

We have revised the resale prospectus cover page to update the disclosure, as requested.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com or Joilene Wood at 415-305-4651 or jwood@troygould.com.

Sincerely,

707 Cayman Holdings Limited

/s/ Cheung Lui
By:	Cheung Lui
Chief Executive Officer and Executive Director

cc:	David L. Ficksman
R. Joilene Wood